Semiannual Report

MARCH 31, 2008

Waddell & Reed Advisors Global Bond Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Global Bond Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Global Bond Fund, Inc. prospectus and current Fund performance information.

President's Letter

March 31, 2008



DEAR SHAREHOLDER:

A recent study by Standard & Poor's found that the U.S. stock market experienced more daily price volatility at the start of calendar year 2008 than at any point since the 1930s, when Waddell & Reed began operating. From our perspective, these do appear to be very challenging times for parts of the U.S. economy. At the same time, however, we are still seeing strong long-term global growth, benefiting many American companies, and your investments.

Enclosed is our report on Waddell & Reed Advisors Funds' operations for the six months ended March 31, 2008. For the period, the S&P 500 Index fell 12.47 percent while the Lehman Brothers Aggregate Bond Index rose 5.24 percent, led by U.S. Treasuries. Despite an uncertain environment for stocks, we grew as an organization.

We are very grateful for your support and your confidence in our ability to manage your assets. This, indeed, is a challenging time. Many economic negatives are on America's front porch: a level of price weakness and foreclosure activity in U.S. housing markets not seen since the Dust Bowl; a global credit crunch driven by an implosion of the subprime mortgage market; a U.S. dollar that is worth much less than just a few years ago; record-setting commodity prices, and the high probability of a recession in the coming months.

The positives are more subtle: exports are booming; the overall job market in the U.S. is still relatively healthy; farmers are enjoying great prices for corn, wheat and soybeans. Alternative energy and related technologies are booming and tourists are flocking to our shores to take advantage of our cheap currency to shop.

Financial conditions such as we have seen so far in 2008 are unusual, but they are not unprecedented. In fact, after the Panic of 1907 involving a Wall Street bank that speculated on copper, Congress created the Federal Reserve. We have the Fed's monetary policy system to thank for the substantial reductions in U.S. interest rates we have seen since September 2007. The Fed's moves have been designed to help offset a huge contraction of financial credit.

Still, even with lower rates, for many people it is more difficult to buy a home or expand a consumer-focused business than it was just a year ago. As shown in the Economic Snapshot table below, the U.S. economy at March 31, 2008 is not in as good a shape as it was six months earlier. Inflation, oil prices and the unemployment rate are higher. Economic growth is weak.

Economic Snapshot		
	3-31-2008	9-30-2007
U.S. unemployment rate	5.10%	4.70%
Inflation (U.S. Consumer Price Index)	4.00%	2.80%
U.S. GDP	0.60%	3.90%
30-year fixed mortgage rate	5.63%	6.28%
Oil price per barrel	$ 101.58	$81.66

All government statistics shown are subject to periodic revision.

Sources: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

As we look ahead, we recommend some caution, as we believe that the range of financial outcomes this year for investors is wide. Whoever holds the reins of power in Congress and the White House after the November general election will have many long-term structural issues to address that are likely to have important economic, investment and tax implications. As always, we believe that maintaining a well-rounded portfolio is an essential element for securing your long-term financial future.

Our commitment

As investment managers, we are always mindful that we are managing other people's money. In this uncertain environment, we believe a very strong effort to manage risk takes precedence over the desire to maximize capital appreciation. With that approach in mind, we will strive to earn your continued confidence for many years to come.

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

GLOBAL BOND FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2008.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A............................	$1,000	$1,062.60	1.23%	$ 6.39
Class B............................	1,000	1,060.50	2.12	10.92
Class C	1,000	1,060.80	2.09	10.72
Class Y............................	1,000	1,064.50	0.85	4.44
Based on 5% Return[2]				
Class A............................	$1,000	$1,018.83	1.23%	$ 6.26
Class B............................	1,000	1,014.38	2.12	10.68
Class C	1,000	1,014.57	2.09	10.48
Class Y............................	1,000	1,020.75	0.85	4.34

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended March 31, 2008, and divided by 366.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF GLOBAL BOND FUND

Portfolio Highlights

On March 31, 2008, Waddell & Reed Advisors Global Bond Fund, Inc. had net assets totaling $486,832,425 invested in a diversified portfolio of:

32.40%	Foreign Corporate Debt Securities
24.29%	Other Government Securities
17.45%	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts
14.31%	United States Government and Government Agency Obligations
11.55%	Domestic Corporate Debt Securities

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



Other Government Securities	$24.29
Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	$17.45
United States Government and Government Agency Obligations	$14.31
Financial Services Bonds	$13.41
Consumer Nondurables Bonds.	$ 7.38
Utilities Bonds	$ 7.38
Miscellaneous Bonds[1].	$ 6.81
Transportation Bonds	$ 2.74
Energy Bonds	$ 2.12
Consumer Services Bonds	$ 2.07
Shelter Bonds	$ 2.04

(1)Includes $1.85 Business Equipment and Services Bonds, $0.42 Capital Goods Bonds, $1.33 Consumer Durables Bonds, $0.86 Health Care Bonds, $0.65 Multi-Industry Bonds, $1.48 Raw Materials Bonds and $0.22 Technology Bonds.

Quality Weightings

On March 31, 2008, the breakdown of bonds (by ratings) held by the Fund was as follows:



■	AAA	39.37%
■	AA	0.83%
■	A	3.55%
■	BBB	16.90%
■	BB	15.09%
■	B	3.87%
■	Below B	0.60%
■	Non-Rated	2.34%
□	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts.	17.45%

Ratings reflected in the wheel are taken from Standard & Poor's.

Country Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund was invested in geographic regions as follows:



	North America	**$33.15**
■	United States	$25.86
■	Canada	$ 4.70
■	Mexico	$ 2.59
	Europe	**$31.71**
■	Germany	$12.65
■	United Kingdom	$ 6.51
■	Other Europe[1]	$ 4.84
■	Russia	$ 4.13
■	France	$ 3.58
□	**Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts**	**$17.45**
	South America	**$ 7.53**
■	Brazil	$ 4.19
■	Other South America[2]	$ 3.34
■	**Pacific Basin**(3)	**$ 5.72**
■	**Bahamas/Caribbean**[4]	**$ 2.47**
■	**Other**[5]	**$ 1.97**

(1)Includes $0.38 Ireland, $2.76 Luxembourg, $1.28 Netherlands and $0.42 Poland.

(2)Includes $1.73 Argentina and $1.61 Chile.

(3)Includes $0.41 Australia, $0.95 China, $0.87 Hong Kong, $1.65 India, $0.25 Indonesia, $0.54 Singapore and $1.05 South Korea.

(4)Includes $0.65 Bahamas, $0.61 British Virgin Islands and $1.21 Cayman Islands.

(5)Includes $0.90 Panama, $0.43 Supranational and $0.64 United Arab Emirates.

.

The Investments of Global Bond Fund

March 31, 2008　　　　　　　　　　　　　　　　　　*(Unaudited)*

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Air Transportation – 0.81%		
Bombardier Inc.,		
6.75%, 5–1–12 (A).	$4,000	$ 3,960,000
Aircraft – 0.22%		
Raytheon Company,		
5.375%, 4–1–13	1,000	1,050,595
Banks – 6.22%		
Banco BMG S.A.:		
8.75%, 7–1–10	382	386,775
8.75%, 7–1–10 (B).	2,000	2,025,000
9.15%, 1–15–16	500	498,250
9.15%, 1–15–16 (A).	500	498,750
Bank for Foreign Trade,		
7.0%, 4–13–09 (C).	RUB45,000	1,867,311
Citigroup Global Markets Deutschland AG &		
Co. KGaA,		
8.625%, 2–24–09	$3,000	3,071,910
Export-Import Bank of Korea (The),		
5.5%, 10–17–12	5,000	5,129,235
ICICI Bank Limited:		
4.75%, 10–22–08	3,210	3,210,125
6.625%, 10–3–12 (B).	3,000	2,996,205
Industrial Development Bank of India Ltd.,		
5.125%, 12–23–09	1,800	1,816,022
Norilsk Nickel Finance Luxembourg S.A.,		
7.125%, 9–30–09	3,500	3,563,700
Or-ICB S.A.,		
6.875%, 7–29–08	1,000	1,003,528
PT Bank Rakyat Indonesia (Persero),		
7.75%, 10–30–13	1,500	1,480,589
Unibanco – Uniao de Bancos Brasileiros S.A.,		
7.375%, 12–15–13 (D)	2,700	2,733,750
		30,281,150
Beverages – 4.51%		
AmBev International Finance Co. Ltd.,		
9.5%, 7–24–17 (C)	BRL3,000	1,478,885
Central European Distribution Corporation,		
8.0%, 7–25–12 (A)(C)	EUR1,360	2,029,018
Coca-Cola HBC Finance B.V.,		
5.5%, 9–17–15	$3,900	4,001,338
Companhia Brasileira de Bebidas,		
10.5%, 12–15–11	2,000	2,390,000
Diageo Capital plc,		
5.2%, 1–30–13	5,000	5,174,935

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Beverages (Continued)		
Miller Brewing Company,		
4.25%, 8–15–08 (B)	$2,500	$ 2,510,080
Panamerican Beverages, Inc.,		
7.25%, 7–1–09	4,250	4,388,763
		21,973,019
Broadcasting – 1.09%		
British Sky Broadcasting Group plc,		
8.2%, 7–15–09	4,200	4,320,044
EchoStar DBS Corporation,		
5.75%, 10–1–08	1,000	995,000
		5,315,044
Business Equipment and Services – 1.85%		
Allied Waste Industries, Inc.,		
6.5%, 11–15–10	3,000	3,000,000
Quebecor World Capital Corporation,		
4.875%, 11–15–08 (E)	2,000	820,000
Shimao Property Holdings Limited,		
8.0%, 12–1–16 (B)	1,000	725,000
Waste Management, Inc.,		
6.5%, 11–15–08	4,350	4,436,508
		8,981,508
Coal – 1.31%		
Empire Capital Resources Pte. Ltd.,		
9.375%, 12–15–11 (A)	2,500	2,625,000
Indo Integrated Energy B.V.,		
8.5%, 6–1–12	1,250	1,220,291
Peabody Energy Corporation,		
6.875%, 3–15–13	2,500	2,537,500
		6,382,791
Construction Materials – 0.42%		
Celulosa Arauco y Constitucion S.A.,		
8.625%, 8–15–10	1,850	**2,054,780**
Containers – 0.53%		
Packaging Corporation of America,		
4.375%, 8–1–08	2,550	**2,551,604**
Finance Companies – 6.57%		
ALROSA Finance S.A.,		
8.125%, 5–6–08	4,900	4,899,564
Asset Securitization Corporation,		
6.75%, 2–14–43	284	283,630
C5 Capital (SPV) Limited,		
6.196%, 12–31–49 (B)	3,000	2,952,240
CITIC Resources Finance (2007) Limited,		
6.75%, 5–15–14 (B)	2,500	2,250,000

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

(Unaudited)

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
CSN Islands VII Corp.,		
10.75%, 9–12–08 (B)	$2,500	$ 2,550,000
ISA Capital do Brasil S.A.,		
7.875%, 1–30–12 (B)	3,000	3,097,500
Morgan Stanley Capital I Inc., Series 1998 XL2,		
6.17%, 10–3–34	598	600,174
NationsLink Funding Corporation, Commercial		
Mortgage Pass-Through Certificates,		
Series 1999–2,		
7.229%, 6–20–31	2,293	2,297,707
Rio Tinto Finance (USA) Limited,		
2.625%, 9–30–08	2,000	1,985,500
Russian Standard Bank:		
7.5%, 10–7–10	2,750	2,508,275
7.5%, 10–7–10 (B)	1,000	902,250
SLM Corporation,		
5.63%, 4–1–14 (F)	2,500	1,750,000
Sistema Finance S.A.,		
10.25%, 4–14–08	1,000	1,001,210
Toyota Motor Credit Corporation,		
5.58%, 1–18–15 (F)	1,000	1,014,620
TransCapitalInvest Limited,		
6.103%, 6–27–12 (B)	2,000	1,959,382
VTB Capital S.A.,		
6.609%, 10–31–12 (A)	2,000	1,943,500
		31,995,552
Food and Related – 2.34%		
Bunge Limited Finance Corp.:		
4.375%, 12–15–08	2,300	2,312,503
7.8%, 10–15–12	2,000	2,264,678
Cadbury Schweppes US Finance LLC,		
3.875%, 10–1–08 (B)	1,301	1,298,198
Ciliandra Perkasa Finance Company Pte. Ltd.,		
10.75%, 12–8–11	1,250	1,212,500
Cosan S.A. Industria e Comercio,		
8.25%, 11–15–19	1,000	907,500
Iansa Overseas Limited,		
7.25%, 7–28–12	3,500	3,395,000
		11,390,379
Forest and Paper Products – 1.57%		
International Paper Company,		
4.25%, 1–15–09	500	499,822
Kimberly-Clark de Mexico, S.A. de C.V.,		
8.875%, 8–1–09 (A)	2,500	2,653,698

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Forest and Paper Products (Continued)		
Sino-Forest Corporation:		
9.125%, 8–17–11	$1,450	$ 1,392,000
9.125%, 8–17–11 (B).	1,000	970,000
Weyerhaeuser Company,		
6.75%, 3–15–12	2,000	2,103,702
		7,619,222
Homebuilders, Mobile Homes – 0.47%		
Desarrolladora Homex, S.A. de C.V.,		
7.5%, 9–28–15	2,000	1,985,000
Greentown China Holdings Limited,		
9.0%, 11–8–13 (B).	500	305,000
		2,290,000
Hospital Supply and Management – 0.86%		
HCA Inc.,		
9.125%, 11–15–14	2,000	2,060,000
HealthSouth Corporation,		
10.75%, 6–15–16	2,000	2,100,000
		4,160,000
Household – Major Appliances – 0.81%		
Controladora Mabe, S.A. de C.V.:		
6.5%, 12–15–15	2,000	1,980,000
6.5%, 12–15–15 (A).	2,000	1,980,000
		3,960,000
Leisure Time Industry – 0.98%		
Royal Caribbean Cruises Ltd.,		
8.75%, 2–2–11	4,622	**4,766,086**
Mining – 0.88%		
Vedanta Resources plc:		
6.625%, 2–22–10	1,850	1,813,000
6.625%, 2–22–10 (B).	2,500	2,450,000
		4,263,000
Motor Vehicles – 0.52%		
Hyundai Motor Company,		
5.3%, 12–19–08 (A).	2,500	**2,526,020**
Multiple Industry – 0.65%		
Cox Enterprises, Inc.,		
4.375%, 5–1–08 (A).	1,000	1,000,336
Noble Group Limited,		
6.625%, 3–17–15 (A).	2,500	2,148,535
		3,148,871

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

(Unaudited)

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Petroleum – International – 0.49%		
Pecom Energia S.A.,		
9.0%, 5–1–09	$ 500	$ 518,750
TNK-BP Finance S.A.,		
6.125%, 3–20–12	2,000	1,885,800
		2,404,550
Petroleum – Service – 0.32%		
Premcor Refining Group Inc. (The),		
6.75%, 5–1–14	1,500	**1,574,332**
Railroad – 1.28%		
Kansas City Southern de Mexico, S.A. de C.V.,		
7.375%, 6–1–14 (B).	3,500	3,228,750
Union Pacific Corporation,		
3.875%, 2–15–09	3,000	3,012,762
		6,241,512
Security and Commodity Brokers – 0.62%		
Hongkong and Shanghai Banking Corporation (The),		
5.0%, 8–29–49 (F).	2,500	2,075,000
Morgan Stanley,		
6.08%, 5–1–14 (F).	1,000	960,000
		3,035,000
Steel – 0.60%		
Evraz Group S.A.,		
8.25%, 11–10–15 (B).	3,000	**2,936,250**
Trucking and Shipping – 0.65%		
Ultrapetrol (Bahamas) Limited,		
9.0%, 11–24–14	3,500	**3,150,000**
Utilities – Electric – 4.69%		
Abu Dhabi National Energy Company PJSC,		
5.62%, 10–25–12 (B).	3,000	3,094,890
CESP – Companhia Energetica de Sao Paulo,		
9.75%, 1–15–15 (A)(C)	BRL6,400	3,828,055
Compania de Transporte de Energia Electrica en		
Alta Tension TRANSENER S.A.:		
8.875%, 12–15–16	$1,000	815,000
8.875%, 12–15–16 (B).	2,000	1,630,000
Empresa Nacional de Electricidad S.A.,		
7.75%, 7–15–08	2,000	2,019,974
Florida Power & Light Company,		
6.0%, 6–1–08	325	326,145
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	3,500	3,784,169
Hidroelectrica El Chocon S.A.,		
6.3%, 9–15–11 (F).	3,000	2,895,000

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

March 31, 2008 *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Electric (Continued)		
Hidroelectrica Piedra del Aguila S.A.,		
9.0%, 7–11–17 (A)	$ 500	$ 406,250
Majapahit Holding B.V.,		
7.25%, 10–17–11 (A)	1,000	1,000,000
Niagara Mohawk Power Corporation,		
7.75%, 10–1–08	3,000	3,052,833
		22,852,316
Utilities – Gas and Pipeline – 0.43%		
Energen Corporation,		
6.95%, 7–15–08	500	503,410
Transportadora de Gas Del Sur S.A.,		
7.875%, 5–14–17 (B)	2,000	1,600,000
		2,103,410
Utilities – Telephone – 2.26%		
America Movil, S.A. de C.V.,		
4.125%, 3–1–09	800	801,686
Mobile TeleSystems Finance S.A.,		
8.375%, 10–14–10	3,500	3,629,500
Open Joint Stock Company “Vimpel-Communications”,		
8.0%, 2–11–10	3,125	3,196,125
Sprint Capital Corporation:		
6.125%, 11–15–08	1,000	992,500
7.625%, 1–30–11	2,000	1,850,000
Telefonica de Argentina S.A.,		
9.125%, 11–7–10	500	534,250
		11,004,061
TOTAL CORPORATE DEBT SECURITIES – 43.95%		**$213,971,052**
(Cost: $218,798,577)		

OTHER GOVERNMENT SECURITIES		
Canada – 3.72%		
Canadian Government Bonds:		
4.0%, 9–1–10 (C)	CAD10,000	10,052,121
3.75%, 6–1–12 (C)	8,000	8,049,491
		18,101,612
France – 3.58%		
France O.A.T.,		
4.0%, 10–25–09 (C)	EUR11,000	**17,442,904**

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

March 31, 2008   *(Unaudited)*

OTHER GOVERNMENT SECURITIES (Continued)	Principal Amount in Thousands	Value
Germany – 12.65%		
Bundesobligation,		
3.25%, 4–9–10 (C)	EUR20,000	$ 31,411,250
Bundesschatzanweisungen Federal Treasury Notes,		
4.0%, 12–11–09 (C)	19,000	30,178,747
		61,589,997
Russia – 0.22%		
Open Joint Stock Company "Russian Railroads",		
6.67%, 1–22–09 (C)	RUB14,000	595,837
Russian Federation,		
8.25%, 3–31–10 (B)	$ 444	469,582
		1,065,419
Supranational – 0.43%		
European Bank for Reconstruction and Development,		
6.5%, 12–20–10 (C)	RUB50,000	2,102,944
United Kingdom – 3.69%		
United Kingdom Treasury:		
4.0%, 3–7–09 (C)	GBP4,500	8,926,678
4.25%, 3–7–11 (C)	4,500	9,020,809
		17,947,487
TOTAL OTHER GOVERNMENT SECURITIES – 24.29%		**$118,250,363**
(Cost: $111,075,302)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS

Mortgage-Backed Obligations – 5.61%		
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO (Interest Only):		
4.5%, 8–15–17	$1,685	$ 125,371
5.0%, 5–15–18	1,213	264,676
5.0%, 4–15–19	186	23,405
5.0%, 4–15–19	90	11,187
5.0%, 7–15–21	437	12,955
5.0%, 6–15–22	214	920
5.0%, 7–15–22	1,131	6,334
5.0%, 11–15–22	367	45,860
5.0%, 1–15–23	339	3,330
5.5%, 3–15–23	163	27,181
5.0%, 4–15–23	1,937	71,366
5.0%, 5–15–23	165	23,939
5.0%, 8–15–23	125	19,705

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

March 31, 2008 *(Unaudited)*

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO (Interest Only) (Continued):		
5.5%, 11–15–23	$ 3,947	$ 109,005
5.5%, 11–15–23	205	7,191
5.5%, 2–15–24	1,626	193,545
5.0%, 6–15–24	6,730	331,905
5.0%, 9–15–24	746	29,798
5.5%, 9–15–24	351	14,713
5.5%, 4–15–25	990	89,790
5.5%, 4–15–25	66	3,438
5.0%, 9–15–25	1,353	58,083
5.5%, 10–15–25	1,740	312,081
5.0%, 2–15–26	1,961	119,970
5.0%, 4–15–26	1,468	73,469
5.0%, 10–15–28	446	67,763
5.0%, 8–15–30	6,806	514,088
5.0%, 10–15–30	1,250	281,779
5.5%, 3–15–31	162	15,946
5.5%, 10–15–32	3,509	609,703
5.5%, 1–15–33	956	189,395
5.5%, 5–15–33	2,578	483,763
Federal Home Loan Mortgage Corporation Fixed		
Rate Participation Certificates,		
4.5%, 10–1–35	10,532	10,157,286
Federal National Mortgage Association		
Agency REMIC/CMO (Interest Only):		
5.0%, 3–25–16	1,983	33,400
5.5%, 11–25–17	146	6,106
5.0%, 5–25–22	91	15,066
5.0%, 7–25–23	2,266	392,471
5.0%, 8–25–23	701	100,057
5.5%, 9–25–25	83	3,269
5.5%, 11–25–25	1,104	39,468
4.5%, 4–25–30	851	102,700
5.0%, 9–25–30	971	111,962
5.0%, 3–25–31	3,045	395,301
5.0%, 8–15–31	1,426	233,972
5.5%, 6–25–33	198	36,825
5.5%, 12–25–33	3,107	569,023
5.5%, 8–25–35	1,326	351,097
5.5%, 11–25–36	3,258	707,060
Federal National Mortgage Association Fixed		
Rate Pass-Through Certificates:		
5.5%, 11–1–22	4,413	4,507,875
5.0%, 7–1–34	3,558	3,528,959

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Government National Mortgage Association		
Agency REMIC/CMO (Interest Only):		
5.5%, 5–20–27	$ 1,715	$ 41,533
5.0%, 6–16–29	2,000	234,756
5.0%, 10–20–32	500	145,807
7.0%, 5–20–33	2,353	483,827
5.5%, 7–16–33	939	196,300
5.0%, 7–20–33	2,433	395,695
5.5%, 11–20–33	358	54,926
5.5%, 6–20–35	335	67,217
5.5%, 7–20–35	942	116,333
5.5%, 10–16–35	791	151,919
		27,321,864
Treasury Obligations – 8.70%		
United States Treasury Notes:		
4.0%, 8–31–09	10,000	10,349,220
4.5%, 5–15–10	10,000	10,621,090
4.5%, 9–30–11	12,500	13,559,575
3.375%, 11–30–12	7,500	7,819,920
		42,349,805
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 14.31%		**$ 69,671,669**

(Cost: $68,831,073)

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – 2.16%	Face Amount in Thousands	
British Pound, 5–23–08 (short) (C)	GBP9,023	618,265
British Pound, 1–12–09 (short) (C)	4,590	3,517
Canadian Dollar, 5–21–08 (short) (C)	CAD18,264	780,423
Canadian Dollar, 3–13–09 (short) (C)	9,615	237,029
Chinese Yuan Renminbi, 4–21–08 (long) (C)	CNY388,210	3,290,456
Euro, 1–12–09 (long) (C)	EUR6,100	580,568
Japanese Yen, 9–22–08 (long) (C)	JPY943,500	1,024,692
Japanese Yen, 3–13–09 (long) (C)	970,000	338,648
Russian Ruble, 11–14–08 (long) (C)	RUB40,000	48,727
Russian Ruble, 1–26–09 (long) (C)	853,000	1,406,644
Russian Ruble, 1–29–09 (long) (C)	15,000	19,289
Russian Ruble, 2–6–09 (long) (C)	26,500	42,741
Russian Ruble, 2–19–09 (long) (C)	18,000	31,524
Russian Ruble, 3–5–09 (long) (C)	18,000	15,152
Singapore Dollar, 8–21–08 (long) (C)	SGD24,850	1,132,928

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

March 31, 2008 *(Unaudited)*

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS (Continued)	Face Amount in Thousands	Value
South Korean Won, 4–21–08 (long) (C)	KRW16,775,000	$ (1,273,538)
Swiss Franc, 5–30–08 (long) (C)	CHF24,085	2,424,725
United Arab Emirates Dirham, 11–13–08 (long) (C)	AED13,200	26,412
United Arab Emirates Dirham, 1–14–10 (long) (C)	16,000	(1,472)
United Arab Emirates Dirham, 1–25–10 (long) (C)	45,300	(15,856)
United Arab Emirates Dirham, 3–3–10 (long) (C)	5,400	(13,334)
United Arab Emirates Dirham, 3–11–10 (long) (C)	35,000	(153,339)
United Arab Emirates Dirham, 3–24–10 (long) (C)	9,400	(70,430)
		$ 10,493,771

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Aluminum – 1.02%		
Alcoa Incorporated,		
2.92%, 4–29–08	$ 5,000	4,988,644
Beverages – 1.02%		
Diageo Capital plc (Diageo plc),		
3.0%, 4–25–08	5,000	4,990,000
Computers – Main and Mini – 1.23%		
IBM International Group Capital LLC,		
2.25%, 4–3–08	6,000	5,999,250
Construction Materials – 0.30%		
Black & Decker Corp.,		
3.5%, 4–4–08	1,458	1,457,575
Food and Related – 2.05%		
ConAgra Foods, Inc.,		
3.2%, 4–2–08	10,000	9,999,111
Household – General Products – 1.70%		
Clorox Co.:		
3.37%, 4–1–08	4,955	4,955,000
3.15%, 4–21–08	3,310	3,304,208
		8,259,208
Multiple Industry – 1.03%		
Idaho Power Co.,		
2.82%, 4–18–08	5,000	4,993,342

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Publishing – 1.02%		
Gannett Co., Inc.,		
3.2%, 4–17–08	$5,000	$ 4,992,889
Restaurants – 2.11%		
Starbucks Corporation:		
3.35%, 4–1–08	2,277	2,277,000
2.9%, 5–2–08	8,000	7,980,022
		10,257,022
Retail – Food Stores – 0.46%		
Kroger Co. (The),		
3.8%, 4–1–08	2,216	2,216,000
Utilities – Gas and Pipeline – 1.85%		
Michigan Consolidated Gas Co.:		
2.87%, 4–1–08	4,000	4,000,000
3.25%, 4–3–08	5,000	4,999,097
		8,999,097
TOTAL SHORT-TERM SECURITIES – 13.79%		$ 67,152,138
(Cost: $67,152,138)		
TOTAL INVESTMENT SECURITIES – 98.50%		$479,538,993
(Cost: $465,857,090)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.50%		7,293,432
NET ASSETS – 100.00%		$486,832,425

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

March 31, 2008   *(Unaudited)*

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Directors. At March 31, 2008, the total value of these securities amounted to $26,599,162 or 5.46% of net assets.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At March 31, 2008, the total value of these securities amounted to $39,950,327 or 8.21% of net assets.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (AED – United Arab Emirates Dirham, BRL – Brazilian Real, CAD – Canadian Dollar, CHF – Swiss Franc, CNY – Chinese Yuan Renminbi, EUR – Euro, GBP – British Pound, JPY – Japanese Yen, KRW – South Korean Won, RUB – Russian Ruble, SGD – Singapore Dollar)

(D) This security currently pays the stated rate but this rate will increase in the future.

(E) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2008.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

GLOBAL BOND FUND

March 31, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $465,857) (Notes 1 and 3)	$479,539
Cash	4,150
Cash denominated in foreign currencies (cost – $345)	369
Receivables:	
Interest	6,650
Fund shares sold	2,562
Prepaid and other assets	56
Total assets	493,326

LIABILITIES

Payable for investment securities purchased	5,228
Payable to Fund shareholders	903
Accrued shareholder servicing (Note 2)	113
Accrued distribution fee (Note 2)	90
Accrued accounting services fee (Note 2)	10
Accrued management fee (Note 2)	8
Accrued service fee (Note 2)	—*
Other	142
Total liabilities	6,494
Total net assets	$486,832

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$122,027
Additional paid-in capital	392,524
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	13,082
Accumulated undistributed net realized loss on investment transactions	(54,619)
Net unrealized appreciation in value of investments	13,818
Net assets applicable to outstanding units of capital	$486,832
Net asset value per share (net assets divided by shares outstanding):	
Class A	$3.99
Class B	$3.99
Class C	$3.99
Class Y	$3.99
Capital shares outstanding:	
Class A	108,646
Class B	4,010
Class C	3,156
Class Y	6,215
Capital shares authorized	400,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

GLOBAL BOND FUND
For the Six Months Ended March 31, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Interest and amortization (net of foreign withholding taxes of $20)	$11,203

Expenses (Note 2):

Investment management fee.	1,279

Shareholder servicing:

Class A	505
Class B	28
Class C	18
Class Y	18

Service fee:

Class A	347
Class B	17
Class C	13

Distribution fee:

Class A	102
Class B	51
Class C	37
Accounting services fee	64
Audit fees.	18
Legal fees	10
Custodian fees.	9
Other	131
Total	2,647
Less waiver of investment management fee (Notes 2 and 8)	(72)
Total expenses.	2,575
Net investment income	8,628

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities.	2,257
Realized net gain on forward currency contracts	3,349
Realized net loss of swap agreements.	(662)
Realized net gain on foreign currency exchange transactions.	12,699
Realized net gain on investments	17,643
Unrealized depreciation in value of securities during the period	(7,829)
Unrealized appreciation in value of forward currency contracts during the period	6,861
Unrealized appreciation in value of foreign currency exchange transactions during the period.	42
Unrealized depreciation in value of investments during the period	(926)
Net gain on investments.	16,717
Net increase in net assets resulting from operations	$25,345

See Notes to Financial Statements.

Statement of Changes in Net Assets

GLOBAL BOND FUND

(In Thousands) *(Unaudited)*

	For the six months ended March 31, 2008	For the fiscal year ended September 30, 2007
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 8,628	$ 12,653
Realized net gain (loss) on investments	17,643	(2,467)
Unrealized appreciation (depreciation)	(926)	17,732
Net increase in net assets resulting from operations.	25,345	27,918
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A	(8,940)	(10,030)
Class B	(284)	(256)
Class C	(205)	(177)
Class Y	(639)	(893)
Realized gains on investments transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(10,068)	(11,356)
Capital share transactions (Note 5)	124,762	40,531
Total increase	140,039	57,093
NET ASSETS		
Beginning of period.	346,793	289,700
End of period.	$486,832	$346,793
Undistributed net investment income	$ 13,082	$ 1,823

(1)See "Financial Highlights" on pages 25 - 28.

See Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 3-31-08	For the fiscal year ended September 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$3.85	$3.65	$3.65	$3.58	$3.55	$3.29
Income (loss) from investment operations:						
Net investment income	0.08	0.15	0.14	0.13	0.13	0.17
Net realized and unrealized gain (loss) on investments.	0.16	0.19	(0.01)	0.07	0.04	0.26
Total from investment operations	0.24	0.34	0.13	0.20	0.17	0.43
Less distributions from:						
Net investment income	(0.10)	(0.14)	(0.13)	(0.13)	(0.14)	(0.17)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.10)	(0.14)	(0.13)	(0.13)	(0.14)	(0.17)
Net asset value, end of period	$3.99	$3.85	$3.65	$3.65	$3.58	$3.55
Total return[1]	6.26%	9.55%	3.49%	5.69%	4.88%	13.39%
Net assets, end of period (in millions)	$433	$306	$254	$228	$236	$231
Ratio of expenses to average net assets including expense waiver	1.23%[2]	1.29%	1.31%	1.28%	1.27%	1.24%
Ratio of net investment income to average net assets including expense waiver . .	4.25%[2]	4.18%	3.94%	3.56%	3.53%	4.98%
Ratio of expenses to average net assets excluding expense waiver	1.26%[2]	1.32%	1.31%[3]	1.28%[3]	1.27%[3]	1.24%[3]
Ratio of net investment income to average net assets excluding expense waiver. .	4.22%[2]	4.15%	3.94%[3]	3.56%[3]	3.53%[3]	4.98%[3]
Portfolio turnover rate	27%	40%	60%	30%	76%	113%

[1] Total return calculated without taking into account the sales load deducted on an initial purchase.
[2] Annualized.
[3] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 3-31-08	For the fiscal year ended September 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$3.84	$3.65	$3.65	$3.58	$3.55	$3.29
Income (loss) from investment operations:						
Net investment income	0.06	0.11	0.11	0.09	0.09	0.14
Net realized and unrealized gain (loss) on investments.	0.17	0.18	(0.02)	0.08	0.04	0.26
Total from investment operations	0.23	0.29	0.09	0.17	0.13	0.40
Less distributions from:						
Net investment income	(0.08)	(0.10)	(0.09)	(0.10)	(0.10)	(0.14)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.08)	(0.10)	(0.09)	(0.10)	(0.10)	(0.14)
Net asset value, end of period.	$3.99	$3.84	$3.65	$3.65	$3.58	$3.55
Total return	6.05%	8.12%	2.50%	4.67%	3.78%	12.26%
Net assets, end of period (in millions)	$16	$11	$10	$9	$8	$5
Ratio of expenses to average net assets including expense waiver	2.12%[1]	2.34%	2.30%	2.28%	2.34%	2.24%
Ratio of net investment income to average net assets including expense waiver . .	3.35%[1]	3.13%	2.92%	2.57%	2.47%	3.90%
Ratio of expenses to average net assets excluding expense waiver	2.15%[1]	2.37%	2.30%[2]	2.28%[2]	2.34%[2]	2.24%[2]
Ratio of net investment income to average net assets excluding expense waiver. .	3.32%[1]	3.10%	2.92%[2]	2.57%[2]	2.47%[2]	3.90%[2]
Portfolio turnover rate.	27%	40%	60%	30%	76%	113%

[1] Annualized.
[2] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 3-31-08	For the fiscal year ended September 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$3.84	$3.65	$3.65	$3.58	$3.55	$3.29
Income (loss) from investment operations:						
Net investment income	0.07	0.12	0.11	0.09	0.10	0.14
Net realized and unrealized gain (loss) on investments	0.17	0.18	(0.02)	0.08	0.04	0.26
Total from investment operations	0.24	0.30	0.09	0.17	0.14	0.40
Less distributions from:						
Net investment income	(0.09)	(0.11)	(0.09)	(0.10)	(0.11)	(0.14)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.09)	(0.11)	(0.09)	(0.10)	(0.11)	(0.14)
Net asset value, end of period.	$3.99	$3.84	$3.65	$3.65	$3.58	$3.55
Total return	6.08%	8.24%	2.53%	4.70%	3.96%	12.24%
Net assets, end of period (in millions)	$13	$7	$6	$5	$4	$2
Ratio of expenses to average net assets including expense waiver	2.09%[1]	2.23%	2.24%	2.21%	2.22%	2.27%
Ratio of net investment income to average net assets including expense waiver . .	3.41%[1]	3.24%	3.06%	2.64%	2.59%	3.76%
Ratio of expenses to average net assets excluding expense waiver	2.12%[1]	2.26%	2.24%[2]	2.21%[2]	2.22%[2]	2.27%[2]
Ratio of net investment income to average net assets excluding expense waiver . .	3.38%[1]	3.21%	3.06%[2]	2.64%[2]	2.59%[2]	3.76%[2]
Portfolio turnover rate	27%	40%	60%	30%	76%	113%

[1] Annualized.
[2] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 3-31-08	For the fiscal year ended September 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$3.85	$3.65	$3.65	$3.58	$3.55	$3.29
Income (loss) from investment operations:						
Net investment income	0.09	0.17	0.16	0.14	0.14	0.18
Net realized and unrealized gain (loss) on investments.	0.15	0.19	(0.02)	0.07	0.04	0.26
Total from investment operations	0.24	0.36	0.14	0.21	0.18	0.44
Less distributions from:						
Net investment income	(0.10)	(0.16)	(0.14)	(0.14)	(0.15)	(0.18)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.10)	(0.16)	(0.14)	(0.14)	(0.15)	(0.18)
Net asset value, end of period.	$3.99	$3.85	$3.65	$3.65	$3.58	$3.55
Total return	6.45%	10.03%	3.91%	6.10%	5.29%	13.80%
Net assets, end of period (in millions)	$25	$23	$20	$16	$14	$11
Ratio of expenses to average net assets including expense waiver	0.85%[1]	0.86%	0.89%	0.89%	0.89%	0.87%
Ratio of net investment income to average net assets including expense waiver . .	4.61%[1]	4.61%	4.36%	3.95%	3.92%	5.28%
Ratio of expenses to average net assets excluding expense waiver	0.88%[1]	0.89%	0.89%[2]	0.89%[2]	0.89%[2]	0.87%[2]
Ratio of net investment income to average net assets excluding expense waiver. .	4.58%[1]	4.58%	4.36%[2]	3.95%[2]	3.92%[2]	5.28%[2]
Portfolio turnover rate.	27%	40%	60%	30%	76%	113%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Global Bond Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its primary investment objective is to seek a high level of current income. As a secondary objective, the Fund seeks capital growth when consistent with its primary objective. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. Federal income taxes – The Fund intends to distribute all of its net investment income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

D. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

E. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into United States dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

F. Forward foreign currency exchange contracts – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are marked-to-market daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Fund's financial statements. Gains or losses are realized by the Fund at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the United States dollar. The Fund uses Forward Contracts to attempt to reduce the overall risk of its investments.

G. New Accounting Pronouncements – During the year ending September 30, 2008, the Fund instituted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48) with the impact of such adoption being recognized on March 31, 2008 in accordance with guidance provided by the Securities and Exchange Commission. FIN 48 did not have a material effect on the net asset value, financial condition or results of operations of the Fund as there was no liability required for the recognition of unrecognized tax benefits during the year, nor were there any such liabilities to be recorded to the beginning net asset value of the Fund. The Fund is subject to examination by U.S. federal, state and foreign tax authorities for returns filed for years after 2003.

In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will institute SFAS No. 157 during 2008 and its potential impact, if any, on its financial statements is currently being assessed by management.

In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Fund will institute SFAS 161 during 2009 and its potential impact, if any, on its financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.625% of net assets up to $500 million, 0.60% of net assets over $500 million and up to $1 billion, 0.55% of net assets over $1 billion and up to $1.5 billion, and 0.50% of net assets over $1.5 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 8), the fee is payable as follows: 0.59% of net assets up to $500 million, 0.60% of net assets over $500 million and up to $1 billion, 0.55% of net assets over $1 billion and up to $1.5 billion, and 0.50% of net assets over $1.5 billion. During the six-month period ended March 31, 2008, the amount of the management fee waived (in thousands) due to the reduced rates was $72.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which is non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries. For Class Y shares, the Fund pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $643,816. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the six-month period ended March 31, 2008, W&R received $729, $2,346 and $659 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $442,852 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the six-month period ended March 31, 2008, the Fund paid Directors' regular compensation of $13,892, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $172,248,522, while proceeds from maturities and sales aggregated $76,872,056. Purchases of options aggregated $405,992, while proceeds from sales of options aggregated $361,000. Purchases of short-term securities and U.S. government obligations aggregated $1,519,338,420 and $50,621,032, respectively. Proceeds from maturities and sales of short-term securities and U.S. government obligations aggregated $1,537,388,948 and $15,947,251, respectively.

For Federal income tax purposes, cost of investments owned at March 31, 2008 was $465,857,090, resulting in net unrealized appreciation of $4,093,041, of which $12,237,996 related to appreciated securities and $8,144,955 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2007 and the related net capital losses and post-October activity were as follows:

Net ordinary income	$11,801,068
Distributed ordinary income	11,355,891
Undistributed ordinary income*	2,305,559
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Net capital losses	—
Post-October losses deferred	759,269

*This entire amount was distributed prior to March 31, 2008.

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses and net foreign currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2008	$ 4,673,554
September 30, 2009	39,713,139
September 30, 2010	10,992,010
September 30, 2011	1,273,649
Total carryover	$56,652,352

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the six months ended March 31, 2008	For the fiscal year ended September 30, 2007
Shares issued from sale of shares:		
Class A	35,458	23,831
Class B	1,651	850
Class C	1,461	773
Class Y	134	751
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	2,230	2,621
Class B	71	69
Class C	52	47
Class Y	164	242
Shares redeemed:		
Class A	(8,468)	(16,505)
Class B	(455)	(846)
Class C	(276)	(692)
Class Y	(162)	(326)
Increase in outstanding capital shares	31,860	10,815
Value issued from sale of shares:		
Class A	$138,821	$88,629
Class B	6,469	3,170
Class C	5,719	2,873
Class Y	523	2,778
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	8,684	9,673
Class B	276	253
Class C	202	174
Class Y	639	893
Value redeemed:		
Class A	(33,093)	(61,028)
Class B	(1,769)	(3,119)
Class C	(1,077)	(2,555)
Class Y	(632)	(1,210)
Increase in outstanding capital	$124,762	$40,531

NOTE 6 – Options

Options purchased by the Fund are accounted for in the same manner as marketable portfolio securities. The cost of the portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or the value by a broker-dealer. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss sold) and the liability related to such option extinguished. When written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. When a written put option is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

	Number of Contracts	Premiums Received
Outstanding at June 30, 2007	—	$ —
Options written	21,300	405,992
Options terminated in closing purchase transactions	(21,300)	(405,992)
Options exercised.	(—)	(—)
Options expired	(—)	(—)
Outstanding at December 31, 2007.	—	$ —

NOTE 7 – Swaps

The Fund may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. The Fund may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. The Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. The Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Swaps are marked-to-market daily based on valuations provided by a pricing vendor or a broker-dealer. Changes in value are recorded as unrealized appreciation (depreciation) in the Statement of Operations. Collateral, in the form of cash or securities, may be required to be held in segregated accounts with the custodian or counterparty. Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Entering into swap agreements involves certain risks. Among these are possible failure of the counterparty to fulfill its obligations, possible lack of liquidity, and unfavorable changes in interest rates or underlying investments.

NOTE 8 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and by certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Income Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Retirement Shares

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
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Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Waddell & Reed, Inc.

www.waddell.com

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